November 6, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F St. NE
Washington, DC  20549

Attention:  Larry Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated October 26, 2009.  Pursuant to our conversation on Friday, November 6, 2009, we respectfully request a five (5) business day extension of time to respond to your letter until Monday, November 16, 2009.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

/s/ Joseph P. Ciavarella
Joseph P. Ciavarella
Senior Vice President and Chief Financial Officer

cc:	Kenya Wright Gumbs Carlos Pacho